

January 12, 2023

David Hsu
Chief Executive Officer
SolarMax Technology, Inc.
3080 12th Street
Riverside, CA 92507

Re: SolarMax Technology, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 23, 2022
File No. 333-266206

Dear David Hsu:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 3 to registration statement on Form S-1

Risk Factors, page 16

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a risk factor, separate from the more general risk factor beginning on page 56, addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

You may contact Ameen Hamady at (202) 5551-3891 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at (202) 551-3329 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Asher Levitsky